SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                      _____________________

                            FORM 8-A
                      _____________________

        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
             PURSUANT TO SECTION 12(b) OR (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934
                      _____________________

              FROZEN FOOD EXPRESS INDUSTRIES, INC.
     (Exact name of registrant as specified in its charter)


             Texas                                   75-1301831
      (State      of      incorporation     or      organization)
(I.R.S. Employer
                                             Identification No.)


     1145 Empire Central Place
           Dallas, Texas                                   75247-
4309
(Address        of       principal       executive       offices)
(Zip Code)


     _____________________

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                        Name of each
exchange on which
     to be so registered                           each class is
to be registered

           None                                       None


                      _____________________

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A(c), check the following box. [ ]

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A(d), check the following box.  [x]
                      _____________________

Securities to be registered pursuant to Section 12(g) of the Act:

     Rights to Purchase Common Stock
     (Title of class)
Item 1.  Description of Registrant's Securities to be Registered.

          On June 14, 2000, the Board of Directors of Frozen Food Express Industries Inc. (the "Company") declared a dividend distribution of one Common Stock purchase right (a "Right") for each outstanding share of Common Stock, $1.50 par value (the "Common Stock"), of the Company at the close of business on June 26, 2000 (the "Record Date"). Each Right, if it becomes exercisable, entitles the registered holder to purchase from the Company one share of Common Stock at an initial exercise price of $11.00 (the "Exercise Price"), subject to adjustment. The description and the terms of the Rights are set forth in a Rights Agreement dated as of June 14, 2000 (the "Rights Agreement"), between the Company and Fleet National Bank, as rights agent (the "Rights Agent").

          Each holder of shares of Common Stock as of the Record Date will receive a distribution on July 6, 2000 (the "Distribution Date") of one Right per share of Common Stock in accordance with and pursuant to the Rights Agreement. A Right will also accompany each share of Common Stock issued following the Record Date.

          Initially, the Rights will not be exercisable or transferable apart from the shares of Common Stock with respect to which they were distributed, and will be evidenced only by the certificates representing such shares. The Rights will become exercisable and transferable apart from the Common Stock on a date (the "Separation Date") that is the earlier of (i) the close of business on the tenth business day after the Stock Acquisition Date, defined as the first date of a public announcement by the Company that a person or group of affiliated or associated persons has become an Acquiring Person (as described below) or (ii) the close of business on such date as a majority of the Board of Directors shall determine, which date shall follow the commencement of a tender or exchange offer that, if consummated, would result in a person or group becoming an Acquiring Person. The Rights will be exercisable from the Separation Date until the Expiration Date, which is the earlier of (i) the close of business on the ten-year anniversary of the date of the Rights Agreement (the "Final Expiration Date"), (ii) the date the Rights are redeemed by the Company, (iii) the date the Rights are exchanged by the Company, or (iv) immediately prior to the effective time of a consolidation, merger or share exchange of the Company (A) into another corporation or (B) with another corporation in which the Company is the surviving corporation but Common Stock is converted into cash and/or securities of another corporation, in each case pursuant to an agreement entered into by the Company prior to a Stock Acquisition Date, at which time they will expire.

          A person or group becomes an Acquiring Person when such person or group acquires or obtains the right to acquire beneficial ownership of 15% or more of the then outstanding shares of Common Stock, with certain exceptions described in the Rights Agreement (including exceptions for shares owned by the Company or a subsidiary or employee benefit plan of the Company, and for shares owned by any person who the Board of Directors determines inadvertently reached such 15% beneficial ownership level and who promptly divests sufficient shares such that 15% or greater beneficial ownership ceases).

          Prior to the Separation Date, the Rights will not be transferable apart from the shares of Common Stock to which they are attached. Thus, the surrender or transfer of any Common Stock certificate prior to that date will also constitute the transfer of the Rights associated with the shares represented by such certificate. Until the Separation Date (or earlier redemption, exchange or expiration of the Rights), new Common Stock certificates issued after the Record Date, upon transfer or new issuance of shares of Common Stock, will contain a notation incorporating the Rights Agreement by reference. Until the Separation Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock, outstanding as of the Record Date, even without such notation or a copy of a Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable after the Separation Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to each record holder of shares of Common Stock as of the close of business on the Separation Date and, in certain circumstances, holders of certain shares issued after the Separation Date. Until exercised, the holders will not have any rights of holders of Common Stock, including any rights to vote or receive dividends on the Common Stock.

          Upon the acquisition of 15% of the Common Stock by an Acquiring Person (a "Flip-In Event"), each holder of a Right will thereafter have the right (the "Flip-In Right") to receive, upon exercise and payment of the Exercise Price, the number of shares of Common Stock having a market value immediately prior to the Flip-In Event equal to two times the then current Exercise Price of the Right (the "Adjustment Shares"); provided, however, that if the quotient obtained when the Exercise Price is divided by the Adjustment Shares is less than the par value of the Common Stock, the number of Adjustment Shares shall be the quotient obtained when the Exercise Price is divided by the par value of the Common Stock. Any Right that is (or, in certain circumstances specified in the Rights Agreement, was) beneficially owned by an Acquiring Person (or any of its affiliates or associates, as defined) will become null and void upon the occurrence of the Flip-In Event. Cash will be paid in lieu of fractional shares.

          For example, at the Exercise Price of $11 per Right, if any person becomes the beneficial owner of 15% or more of the outstanding Common Stock of the Company, thereafter each Right (other than Rights owned by such 15% beneficial owner or any of its affiliates or associates, which will have become void) would entitle its holder to purchase $22 worth of Common Stock for $11. Assuming that the Common Stock had a per share value of $5.50 at such time, each Right would effectively entitle its holder to purchase four shares of Common Stock for $11.

          If, at any time following a Flip-in Event, either
     (A) the Company is acquired in a merger or other business combination transaction, the Acquiring Person Controls the Board of Directors of the Company and either (i) the investment of the shares owned by those other than the Acquiring Person are not identified to the shares owned by the Acquiring Person or (ii) the transaction is with the Acquiring Person or a related party; or (B) the Company sells or otherwise transfers more than 50% of its aggregate assets or earning power to a related party if approved by Company after Acquiring Person Controls the Board of Directors of the Company, each holder of a Right (except Rights previously voided as described above) will thereafter have the right (the "Flip-Over Right") to receive, upon exercise, shares of common stock of the Acquiring Person having a value equal to twice the then current Exercise Price of the Right. The Flip-Over Right will be exercisable apart from, and regardless of the exercise or surrender of, the Flip-In Right.

          At any time prior to the close of business on the tenth business day following a public announcement that a party is an Acquiring Person, the Board of Directors may redeem the Rights in whole but not in part at a Redemption Price of $.001 per Right. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          At any time after a Flip-in Event, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person or any of its affiliates or associates which have become void), in whole or in part, for Common Stock at an exchange ratio of one share of Common Stock per Right.

          The Exercise Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights, options or warrants to subscribe for or purchase Common Stock at a price, or securities convertible into Common Stock with a conversion price, less than the then current market price of the Common Stock or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in shares of Common Stock) or of subscription rights or warrants (other than those referred to above).

          The Rights Agreement contemplates that the Company will reserve a sufficient number of authorized but unissued shares of Common Stock to permit the exercise of the right to exchange the Rights should the Rights become exercisable. The Board of Directors may (and under certain circumstances is obligated to) issue other equity securities or assets upon the exercise of the Rights if sufficient shares of Common Stock are not available for issuance should the Rights become exercisable. The Board of Directors may make adequate provision to substitute for the shares of Common Stock which are not available for issuance upon exercise of such Rights either cash, other equity securities of the Company (including, without limitation, shares of Preferred Stock of the Company), debt securities of the Company, other assets, or a combination of the foregoing, having an aggregate value (as determined by a majority of the Board of Directors after receiving advice from a nationally recognized investment banking firm) equal to the value of the shares of Common Stock unavailable for issuance upon exercise of the Rights. In addition, the Board of Directors, subject to certain limitations, may amend the Rights to change the Exercise Price and therefore the number of shares of Common Stock issuable upon exercise of the Rights. If the Company does not take such action within 30 days following the later of a Flip-In Event or the date on which the Company's right of redemption with respect to the Rights expires, then the Company will be required to deliver cash as the substitute for the unavailable authorized shares of Common Stock.

          At any time prior to the Separation Date, the Board of Directors may amend any provision of the Rights Agreement in any manner, including to change the Exercise Price, without the approval of the holders of the Common Stock.
     Thereafter, subject to certain limitations, the Board of Directors may amend the Rights Agreement without the approval of the holders of the Common Stock so long as the interests of the holders of the Rights are not adversely affected, including generally (i) to shorten or lengthen any time period under the Rights Agreement or (ii) in any manner that the Board deems necessary or desirable, so long as such amendment is consistent with and for the purpose of fulfilling the objectives of the Board of Directors in originally adopting the Rights Agreement.

          The Rights Agreement final expiration date is ten years from the Record Date. However, a committee of the Company's Directors who are neither officers, employees or affiliates of the Company will review the Rights Plan at least every three years and, if a majority of these Directors deems it appropriate, may recommend a modification or termination of the Rights Agreement.

          A copy of the Rights Agreement has been filed as an exhibit to this Registration Statement. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

Item 2.  Exhibits.

     4.1  Rights Agreement dated as of June 14, 2000, between the
          Registrant and Fleet National Bank, which includes as exhibits, the form of Right Certificate and the Summary of Rights.

     20.1 Proposed letter to Frozen Food Express Industries, Inc.
          shareholders to be dated and sent July 6, 2000.

     99.1 Press Release.
                            SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                         FROZEN FOOD EXPRESS INDUSTRIES, INC.



Date: June 14, 2000                By: /s/ Stoney M. Stubbs, Jr.
                               ----------------------------------
-
                                   Stoney M. Stubbs, Jr.
                                   President and Chief Executive
Officer